China Information Technology, Inc.
Announces Key Executive Appointments and Changes

(Shenzhen, China – September 4, 2013) -- China Information Technology, Inc. (“CNIT” or the “Company”) (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions in digital education and public information release, and other information technology solutions in China, today announced the appointments and changes of three key executive officers.

To better align with the Company’s business strategies, especially in considering the emerging cloud-based business opportunities, the Board of Directors of the Company has recently made the following changes of executive officers: Mr. Guang Yuan Zong was appointed as the Company’s new Chief Marketing Officer (CMO), replacing Mr. Yi Fu Liu, who remains his position as the Executive Vice President of iASPEC Software Ltd. (“iASPEC”) and General Manager of Wuda Geoinformatics Ltd.; Mr. Zhi Yao Yu was appointed as the Company’s Chief Technology Officer (CTO), replacing Mr. Zhi Xiong Huang, who remains as iASPEC’s Vice President; Mr. Zhi Shan Liang was appointed as the Company’s Chief Product Officer (CPO), a newly created position for the purpose of better execution of the Company’s business transition strategy and strengthening its product offering capability.

Mr. Guang Yuan Zong (CMO), who has over ten years’ combined experience in capital management, marketing development and business operations, will lead CNIT’s marketing functions including marketing strategy, brand development, and marketing communications. Prior to his promotion to the role of CMO, Mr. Zong has been the Executive Vice President of Information Security Technology (China) Ltd., a CNIT subsidiary, since July 2010.

Mr. Zhi Yao Yu (CTO), a seasoned IT expert with strong research and development background of sophisticated IT products and solutions, has served as the Vice President of Information Security Software (China) Ltd., a CNIT subsidiary, since July 2012. Prior to that, Mr. Yu was the R&D Director of Shenzhen Xinling Technology Ltd. and Chief Technology Officer of Eading Group.

Mr. Zhi Shan Liang (CPO), with over fifteen years of experience in the field of interactive smart touch display, has served as the Vice General Manager of HPC Electronics (Shenzhen) Ltd., a CNIT subsidiary, since May 2012, where he supervises the research and development of touch panel products and solutions. Prior to that, Mr. Liang was the Vice General Manager of SCT Optronics Company Ltd. in charge of product planning and development.

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to have Messrs Zong, Yu and Liang on board, whose extensive expertise and background in their respective fields are valuable additions to our leadership team as we are well-positioned to capture the business opportunities from the rising interest in our cloud-based product and solutions. We have successfully achieved numerous breakthroughs in product offering and market expansion as we continue to augment our service offerings by synergizing our expertise in software/internet and display technologies, for example, our core smart touch display terminals and public information release systems. We believe these executive appointments are strategic to CNIT and signal the next phase in our business evolution as we gravitate more towards ‘cloud-centric’ products and solutions.”

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company’s integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com